Exhibit 4(d)

The Prudential Insurance Company of America

agrees to pay the benefits provided under this Contract in accordance with and subject to its terms.

Contractholder:         [State of Connecticut]

Plan:     [State of Connecticut 403(b) Plan]

The Plan is not part of this Contract, but is mentioned for reference purposes only.

Effective Date:          [July 1, 2015]

Jurisdiction:              Connecticut

Contract Number:     [GA-XXXXX]

[CONTRACTHOLDER NAME]	THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

Title:
Chairman and Chief Executive Officer

Date:
Secretary

Date:

Group Annuity Contract

Contributions to this Group Annuity Contract may be invested in separate investment accounts. All benefit payments provided under this Contract that are based on the investment results of a separate investment account are variable, subject to gain or loss, and are not guaranteed as to a fixed dollar amount.

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SECTION 1- DEFINITIONS

1.1	Beneficiary

A person designated by a Participant to receive benefits from funds held under this Contract.

1.2	Business Day

A day on which the New York Stock Exchange and Prudential are open for business.

1.3	Code

The Internal Revenue Code of 1986, as amended, or any of the corresponding provisions of prior or subsequent United States revenue laws.

1.4	Competing Fund

A Plan Investment Fund that is primarily comprised of high quality fixed income securities with an average duration of less than or equal to 4.5 years. For purposes of the Contract, Competing Funds include but are not limited to money market and short term bond Funds.

1.5	Contractholder

The holder of the Contract as shown on the cover page, its successors and assigns. “You” or “Your” means the Contractholder.

1.6	Contractholder Account

An account that is equal to the sum of the Contractholder Fixed Account and Contractholder Variable Account.

1.7	Contractholder Fixed Account

An account that is equal to the sum of all Contributions earning a guaranteed rate of interest under Section 3.2 of this Contract plus interest credits, less all Withdrawals, Transfer Payments, fees and charges. Contributions to the Contractholder Fixed Account may only be made with Our consent.

1.8	Contractholder Variable Account

An account that is equal to the dollar amount of all Units in the Separate Accounts or Subaccounts in which You invest, less any fees or charges.

1.9	Contributions

Payments You make to Us as described in Section 3.1. We will grant a period of 31 days for the payment of any required Contributions under this Contract.

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1.10	Effective Annual Rate

A method of crediting interest where the annualized income is expressed as a compound annual rate of interest. An amount invested for a full year would increase by the Effective Annual Rate.

1.11	Good Order

An instruction received by us, utilizing such forms as We may require, that is sufficiently complete and clear that We do not need to exercise any discretion to follow such instruction.

1.12	Minimum Rate

Each interest rate set under this Contract will always be greater than or equal to that described by the NAIC Standard Nonforfeiture Law for Individual Deferred Annuities, which is currently the average of the five (5) year Constant Maturity Treasury rates reported by the Federal Reserve over the first thirteen (13) months of the fifteen (15) month period immediately preceding the date on which such Portfolio Interest Rate is effective, rounded to the nearest .05% and reduced by 1.25% (the “Minimum Rate”), provided that such Minimum Rate will not be less than 1.00%, nor greater than 3.00%.

1.13	Participant

A natural person on whose behalf funds are contributed or maintained under the Plan.

1.14	Participant Account

The dollar value of funds maintained for each person in accordance with the terms of the Plan. The Participant Account may be invested in the fixed interest option through the Contractholder Fixed Account, or the variable separate account options through the Contractholder Variable Account.

1.15	Plan

A plan or program adopted by You that provides Participants with coverage under an annuity contract intended to meet the requirements of Section 403(b) of the Code. [The Plan is not subject to the Employee Retirement Income Security Act of 1974 (ERISA).] The Plan is mentioned for reference purposes only and is shown on the cover page. “Plan” shall include such other plans of the Contractholder or plans maintained for other companies as the parties agree. The terms of this Contract shall apply separately with respect to each plan maintained hereunder. We are not a party to the Plan.

1.16	Plan Investment Fund

An investment fund available under the Plan as of the Effective Date or of which We are later notified.

1.17	Prudential

The Prudential Insurance Company of America. “We,” “Us,” or “Our” means Prudential.

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1.18	Separate Account

An account established by Prudential and maintained primarily for one or more group annuity contracts.

1.19	Subaccount

A subdivision of a Separate Account, the assets of which are invested in a corresponding portfolio of a fund or portfolio of securities.

1.20	Transfer Payments

An amount transferred by or on behalf of Participants between Plan Investment Funds.

1.21	Transfer Request

A request by You or Your designee pursuant to elections by Participants, received in Good Order to transfer amounts to or from a Plan Investment Fund.

1.22	Unit

You are credited with Units in each Separate Account or Subaccount in which You invest. The number of Units credited to the account is determined by dividing each Contribution made to a Separate Account or Subaccount by the applicable Unit Value for the Business Day on which the Contribution is received by Us in Good Order.

1.23	Unit Value

The dollar value of an interest in a Separate Account or Subaccount. The Unit Value of each Separate Account or Subaccount will be determined each Business Day, and will measure the value of the Separate Account’s or Subaccount’s assets minus its outstanding liabilities, fees and expenses. The Unit Value is determined before giving effect to additions to and withdrawals or transfers from a Separate Account or Subaccount for that day.

1.24	Withdrawal

A payment from the Contractholder Account that is not a Transfer Payment.

1.25	Withdrawal Date

The Business Day We receive written notice from You in Good Order to make a Withdrawal as provided in Section 6.

1.26	Withdrawal Value

The dollar value withdrawn from the account, less any charges or fees incurred.

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SECTION 2 - RELATIONSHIP BETWEEN PLAN AND CONTRACT

2.1	General Understanding

You will make Contributions as provided in this Contract. However, the existence of this Contract does not cause Us to be a party to or a fiduciary of the Plan. We make no representation and assume no liability as to the sufficiency of Contributions or the Contractholder Account for the benefits to be provided under the Plan. You are solely responsible for the selection of this Contract as a suitable funding vehicle for the Plan.

2.2	Statutory Requirements

This Contract is issued in conjunction with a tax-deferred annuity plan/program qualified under Section 403(b) of the Code. We reserve the right to administer this Contract in accordance with the provisions of Code Section 403(b), its regulations and rules, the eligible rollover distribution rules of Code Section 401(a)(31), the minimum distribution requirements of Code Section 403(b)(10), the elective deferral limits of Code Section 402(g), the withdrawal restrictions imposed by Code Section 403(b)(11), and other applicable provisions of the Code. This Contract and any Participant Accounts are nonassignable and nontransferable except in the event of a loan provided for under the Plan or Qualified Domestic Relations Order.

2.3	Conditions

The continuation of this Contract is conditioned upon there being no change in the Plan or its investment policy that, in Our judgment, would materially disrupt the level of Contributions or increase Withdrawals compared to prior periods.

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SECTION 3 - CONTRIBUTIONS AND CONTRACTHOLDER ACCOUNT

3.1	Contributions

You will remit as Contributions to this Contract all or a portion of funds contributed to the Plan unless We agree otherwise in writing or unless such remittance is to end according to the terms of this Contract. Contributions may include rollovers of amounts held by Participants under other tax-qualified retirement plans or funds transferred from Plan Investment Funds. To the extent permitted under this Contract, You may direct that Contributions be allocated to the Contractholder Fixed Account and/or the Contractholder Variable Account. Participant elective deferrals to this Contract, for any tax year, may not exceed the limitations imposed by Code Sections 401(a)(30) and 402(g).

3.2	Contractholder Fixed Account Interest Rates

We will notify You in advance of each interest rate We set under this Contract. Each interest rate is an Effective Annual Rate.

A single interest rate applies to all amounts contributed to this Contract. This rate may be changed no more frequently than annually unless it is increased.

Each interest rate set under this Contract will always be greater than or equal to the Minimum Rate.

3.3	Contractholder Variable Account

Contributions to the Contractholder Variable Account may be made to the Separate Account or any of the Subaccounts listed in Appendix A.

3.4	Reports

We will make a [quarterly] report to You of the financial activity within the Contractholder Account.

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SECTION 4 - VARIABLE INVESTMENT OPTIONS

4.1	Separate Account

The Separate Account in which this Contract participates, and its primary investments, are described in Appendix A. Assets held in the Separate Account, except assets representing Prudential surplus, if any, are not chargeable with liabilities arising out of any other business of Prudential. The total market value of the assets held in the Separate Account at all times will be at least equal to the total reserve liability required by law for all payments or values which vary in dollar amount to reflect the investment results of the Separate Account.

To the extent that applicable laws and regulations permit, investments for the Separate Account will be free of all limitations applicable to other investments by Prudential. Prudential restricts use of its Separate Accounts to certain plans. These plans include those which meet the requirements for qualification under Section 403(b) of the Code. If, at any time, We are informed that Your Plan does not meet applicable requirements, We will (1) notify You and (2) cancel Your Contractholder Variable Account. The dollar value of Your canceled account will, within seven Business Days thereafter, be transferred to You, Your trustee, or the financial institution that You designate. After that, no Contributions may be made to the Separate Account under this Contract until the Plan again satisfies applicable qualification requirements.

4.2	Subaccounts

A Separate Account may consist of Subaccounts. The income, gains and losses, realized or unrealized, from the assets allocated to a Subaccount are credited to or charged against each Subaccount, without regard to other income, gains or losses of Prudential.

Those Subaccounts currently available under this Contract are listed in Appendix A. Each Subaccount invests exclusively in shares of a corresponding fund or a portfolio of securities. Shares of a fund are purchased and redeemed for a Subaccount at their net asset value. Any amounts of income, dividends and gains distributed from the shares of a fund are reinvested in additional shares of that fund at net asset value.

The dollar amounts of values and benefits of this Contract provided by a Separate Account vary as a function of the investment performance of the Subaccounts. You bear the investment risk for Subaccount value in the selected Subaccounts.

4.3	Voting Rights

The Separate Account may hold securities that have voting rights. We normally exercise these rights. However, We reserve the right to solicit Contractholders for instruction as to how to vote some or all of the securities in these accounts.

4.4	Modification of Separate Account and Subaccounts

We may from time to time change material features of, or close, the Separate Account or Subaccounts. Any changes will be made only if permitted by applicable law and regulations. Also, when required by law, We will obtain the approval of Contractholders and Participants of the changes and the approval of any appropriate regulatory authority.

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For example, We may combine Subaccounts, provide additional Subaccounts or substitute a Subaccount for another, transfer part or all of the assets of the Separate Account or Subaccount to another Separate Account or Subaccount, make any changes necessary to comply with, or obtain and continue any exemptions from the Investment Company Act of 1940, and make any other necessary technical changes to this Contract to conform with any action this provision permits Us to take.

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SECTION 5 - TRANSFER PAYMENTS

5.1	Transfer Payments to Plan Investment Funds

You may, pursuant to elections by Participants, subject to any restrictions in the Plan, direct Us to make Transfer Payments among Subaccounts or from the Contractholder Fixed Account or Contractholder Variable Account to any Plan Investment Fund made available under the Plan. Transfers will be made under the terms of Section 5.1(a), unless You request, and We agree, to allow transfers under the terms of Sections 5.1(b) and 5.1(c). If We are not provided sufficient information to effectively administer transfers under Sections 5.1(b) and 5.1(c), We will reinstate the terms of Section 5.1(a) upon written notice.

Prudential may, upon notice to the Contractholder and Participants, limit the frequency of transfers as well as impose other limitations on transfers. The action will take effect on the date of the notice.

(a)	Transfers From Contractholder’s Fixed Account

A Participant may transfer an amount from the Fixed Account to another Plan Investment Fund, subject to Sections 5.1 (b) and 5.1 (c).

(b)	Direct Transfers to a Competing Fund

Transfer Payments directly between the Contractholder Fixed Account under this Contract and a Competing Fund may not be made without Prudential’s consent.

(c)	Indirect Transfers to a Competing Fund

Indirect transfers between the Contractholder Fixed Account under this Contract and a Competing Fund may be made, provided the amount to be transferred is first transferred to a fund which is not a Competing Fund and such amount is held in a non-Competing Fund for a period of at least 90 days before being transferred to a Competing Fund. Amounts transferred from the Contractholder Fixed Account to a non-Competing Fund may be transferred back into the Contractholder Fixed Account after 90 days.

In the event of unusual volatility in the financial markets, Prudential may, in its discretion, eliminate or reduce the 90-day restriction of this Section 5.1(c) for all Contractholders within this class of contracts. The 90-day provision may be prospectively reinstated by Prudential upon written notice to the Contractholder.

We reserve the right, upon 30 days notice and in Our sole discretion, to determine whether any Plan Investment Fund is or becomes a Competing Fund. We also may upon 30 days notice, in order to protect the financial interests of other group annuity Contractholders with similar transfer rights, require that transfers be made under Section 5.1(a) instead of 5.1(b) and (c). We may also waive transfer restrictions to accommodate asset allocation programs offered by Prudential. Any such action will be made uniformly for all similarly situated Contractholders.

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5.2	Transfer Payment Terms

Transfer Payments may be made from the Contractholder Fixed Account and the Contractholder Variable Account. Each payment will be in full settlement of Our liability for the Transfer Payment. Transfer Payments from the Contractholder Fixed Account will be effective on the Business Day We receive the Transfer Request in Good Order. Transfer Payments from the Contractholder Variable Account will be at the Unit Value of the applicable Separate Account or Subaccount(s) at the close of the Business Day We receive the Transfer Request in Good Order.

You agree to provide for the recordkeeping of Plan Investment Funds on a Participant-level basis, and to furnish Us with such information as We may reasonably require in connection with Transfer Requests. We reserve the right to monitor the Participant-level investment activity in order to enforce these transfer provisions. We will notify You immediately upon receipt of a Transfer Request that is inconsistent with the Transfer Payment conditions then in effect.

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SECTION 6 - WITHDRAWALS

6.1	Withdrawals

You may make Withdrawals from the Contract. Withdrawals from the Contractholder Fixed Account for purposes listed in Sections 6.2 and 6.3 may be made, at the time You request the Withdrawal, the terms of Your Plan are materially different from the terms or manner of administration in effect on the Effective Date, and such amendment or change adversely affects Our rights or liabilities under this Contract.

If more than one employer participates in the Plan, and Contributions are discontinued for one employer, Withdrawals of funds attributable to that employer may be made under any option available within this section.

You may also make Withdrawals to pay expenses of the Plan.

6.2	Withdrawals for Benefit Payments

We will make payments to the Contractholder to provide benefits permitted under the terms of the Plan. Such benefit payments may be made for reasons of a Participant’s retirement, termination of employment, death, disability, hardship, loans, or in-service withdrawal after age 70 1/2. Benefits may also include such other payments made pursuant to the Plan provisions as agreed to by Us in accordance with Our existing administrative practices. The amount of a benefit payment will be the amount certified by You as necessary to fulfill a benefit payment request of a Participant. You agree to supply Us with documentation to support benefit payments on request. We will also make minimum distribution payments to Participants consistent with Section 401(a)(9) of the Code. Loans made available to a Participant under this Contract will be made in accordance with the terms provided in the Plan.

6.3	Withdrawals at Termination of Contract

You may, in conjunction with a termination of the Contract, make a Withdrawal of the balance from the entire Contractholder Fixed Account over a five-year period. During the five-year payout period, interest will be added to the Contractholder Fixed Account at the end of each day on the amount of the Contractholder Fixed Account at the end of the preceding day at an Effective Annual Rate determined on the Withdrawal Date. This rate is equal to the interest rate then applicable to the Contractholder Fixed Account less 0.50%. In no event will the interest paid under this provision be less than the Minimum Rate.

We will pay one-sixth of the balance of the Contractholder Fixed Account within 90 days of the Withdrawal Date; we will pay one-fifth of the Contractholder Fixed Account as of the first anniversary of the Withdrawal Date on the first Business Day following the first anniversary of the Withdrawal Date; we will pay one-fourth of the Contractholder Fixed Account as of the second anniversary of the Withdrawal Date on the first Business Day following the second anniversary of the Withdrawal Date; we will pay one-third of the Contractholder Fixed Account as of the third anniversary of the Withdrawal Date on the first Business Day following the third anniversary of the Withdrawal Date; we will pay one-half of the Contractholder Fixed Account as of the fourth anniversary of the Withdrawal Date on the first Business Day following the fourth anniversary of the Withdrawal Date and we will pay the remaining balance of the Contractholder

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Fixed Account on the first Business Day following the fifth anniversary of the Withdrawal Date. We will make all payments to You or to any institution or account You designate.

We will make all payments from the Contractholder Variable Account to You or to an institution or account You designate. We will usually pay the entire balance of the Contractholder Variable Account within seven Business Days after receipt of a Good Order request for a Withdrawal at termination of the Contract. However, We can postpone such payments if:

1.	the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the exchange is restricted as determined by the Securities and Exchange Commission (SEC);

2.	the SEC permits, by an order, the postponement for the protection of Contractholders; or

3.        the SEC determines that an emergency exists that would make the disposal of securities held in the Contractholder Variable Account, or the determination of their value, not reasonably practicable.

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SECTION 7 - FORMS OF BENEFITS

7.1	General

You may request that We pay amounts that are withdrawn for benefit payments under Section 6.2 in any of the following forms, to the extent not contrary to the terms of the Plan:

(a) a lump sum;

(b) any annuity form described in Schedule A; or

(c) any other settlement method or combination of methods to which We consent.

Withdrawals must be made in accordance with Code Section 403(b)(10) and the regulations thereunder. The Contractholder will ensure that any benefit payments made will meet the requirements of Code Section 403(b)(10) and the Regulations issued thereunder, unless the Plan provides otherwise.

7.2	Terms of Payment of Annuities

If, on behalf of a Participant, you elect an annuity pursuant to Section 7.1(b), the amount withdrawn may be combined with amounts from other Plan Investment Funds and will be applied to purchase an annuity in accordance with Schedule A. The monthly amount of annuity is determined from the schedule of purchase rates for that annuity. Any payments made in annuity form will be governed by the terms of the annuity certificate.

7.3	Certificates

A Certificate will be provided for each Annuitant, summarizing the amount and the terms of such annuity. Certificates are not a part of this Contract.

7.4	Minimum Death Benefit

Any lump sum death payment from this Contract made to a Beneficiary will be equal to the Participant’s Account value as of the date Prudential receives a death benefit payment request in Good Order.

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SECTION 8 - TERMINATION OF CONTRACT

8.1	Sixty Day Termination

This Contract may be terminated by either party by providing the other party 60 days written notice. The Contract termination date will be established as the first Business Day occurring 60 calendar days following receipt of the notice of termination. The parties may agree to a different termination date.

8.2	Termination for Cause

We may terminate this Contract after a reason for termination occurs by giving You 30 days written notice. Reasons for Our termination are:

(a) You fail to meet any of Your obligations under this Contract or under any related agreement.

(b) The Plan is no longer a qualified plan under the Code.

(c) The Plan is terminated.

(d) You no longer have any obligations under the Plan.

(e) You, Your agency, or Your trustee take an action which, in Our reasonable determination, materially and adversely affects Our rights and obligations under this Contract.

(f) You reject a change or an amendment to this Contract proposed by Us under Section 9.1 or 9.2.

8.3	Effect of Termination

You may make no further Contributions or Transfer Payments after a contract termination date is established, unless We agree otherwise. Death benefits and previously purchased annuities will continue to be paid. Benefit Withdrawals, including the purchase of annuities if We agree, may be made from the Contractholder Fixed Account after the contract termination date. Benefit withdrawals from the Contractholder Variable Account will continue to be made after the Contract termination date. The Contractholder Fixed Account will be distributed under the terms of Section 6.3

Withdrawals upon termination are subject to any limitations or restrictions that appear elsewhere in this Contract.

8.4	Partial Contract Termination

If, through a divestiture or other corporate restructuring, employees of an employer cease to be eligible to participate in the Plan, You may partially terminate this Contract and request that We issue a new contract to a successor plan. Any such contract is subject to any terms and conditions mutually agreed to. Section 8.3 applies to amounts subject to partial termination.

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SECTION 9 - CHANGES

9.1	Changes by Agreement

This Contract may be changed at any time by agreement between the parties. The changes will be effective upon notice. Any change made to this Contract will be consistent with applicable state and federal law.

9.2	Changes by Prudential

We may change this Contract if we, in Our discretion, deem it appropriate to conform to the requirements of any law or regulation. We reserve the right to periodically update the annuity purchase rates.

No modifications or amendments to this Contract may affect the terms of any annuity purchased prior to the effective date of the modification or amendment. The annuity purchase rates will not be modified or amended (i) during the first year that the Contract is in effect, or (ii) more than once in any 12 month period; and (iii) may not be less favorable to You than the annuity purchase rates We offer to any other Contractholder in the same class as this Contract.

9.3	Persons Empowered to Act for Us

No agent or other person except one of the following Prudential officers may change this Contract or bind us.

[Chairman and             Vice Chairman

       Chief Executive Officer

President                                                  Secretary

Vice President                                         Assistant Secretary]

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SECTION 10 - GENERAL TERMS

10.1	Communications

All communications under this Contract shall be in writing. They will be addressed to You at Your principal office, or at such other address as You may communicate to us. Communications to Us should be addressed to Prudential, c/o Prudential Retirement, 30 Scranton Office Park, Scranton, Pennsylvania 18507-1789, or at such other address as We may communicate.

10.2	Place of Payment

All payments to Us under this Contract shall be payable at Our office described above or at an address or to a representative We specify by notice to You.

10.3	Information - Records

You agree to furnish all information which We may reasonably require for the administration of this Contract. You also agree to provide to Us any applicable administrative agreements pertaining to recordkeeping or servicing of Participant Accounts. We will not be liable for the fulfillment of any obligations in any way dependent upon information unless and until We receive the information in a form satisfactory to us, which includes receiving information in Good Order where appropriate. Information furnished to Us may be corrected for demonstrated errors unless We have already acted to Our prejudice by relying on the information. Except for the corrections, information furnished to Us will be regarded as conclusive.

10.4	Beneficiary

You may, if permitted by law, direct that We pay any benefit under this Contract directly to the Beneficiary of a Participant or other designated payee. Payments in annuity form will be governed by the annuity certificate.

10.5	Small Annuities and Amounts; Natural Persons

To the extent consistent with the terms of the Plan and Code Section 411(a)(11) as applicable, if the total monthly amount of the annuity that would otherwise be purchased on behalf of any person, or any series of payments under this Contract, is less than $50, We may make a single sum payment in lieu of purchasing such annuity or making such series of payments. The single sum paid will be equal to the amount that would otherwise be applied to purchase such annuity. The single sum paid in lieu of a stream of payments will be equal to the value of the series of payments discounted at interest from each payment due date to the date of the single sum payment. The discount interest rate will be the interest rate in the schedule of annuity purchase rates used to establish the series of payments.

If the payee is not a natural person and a series of payments is payable, We may choose to make a payment in one sum.

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10.6	Limit on Assignment

Your rights and responsibilities under this Contract may not be assigned without Our written consent.

10.7	Plan Changes

This Contract applies to the terms of the Plan in effect on the Effective Date. You shall furnish Us a copy of the Plan, any proposed amendment or any change to the Plan, its operation, or its investment policy, and any communications by You to the Participants concerning investments available through the Plan. If We notify You within 60 days of receipt of a proposed Plan amendment, change in Plan operation, or change in Plan investment policy that such change, in Our reasonable judgment, will adversely affect the financial experience of Prudential or other Contractholders in this class of Contracts, the change will be effective only upon agreement between the parties.

10.8	Entire Contract

This document constitutes the entire Contract between us.

10.9	Governing Law

This Contract will be construed according to the laws of the jurisdiction set forth on the cover page.

10.10	Interest on Benefit Payments

Any benefit payment We make under Section 6.2 that is not made within 10 Business Days of the receipt in Good Order of a request for such payment will be credited with interest in the same rate and manner as provided in Section 3.2, or as required by state insurance or Federal securities law. We reserve the right to credit interest on benefit payments paid within 10 Business Days for all Contractholders within this class of contracts.

10.11	Contractholder

We will normally conduct business only with You. We will be entitled to rely on any acts or omissions by You pursuant to the terms of this Contract.

Either party may from time to time, delegate to an agency or trustee certain administrative powers and responsibilities under this Contract. No party is bound to recognize any such delegation until it has received notice of it. The notice must specify those powers and responsibilities and include evidence of acceptance by the agency. On and after the date of receipt of the notice, the notified party will deal with the agency with respect to those powers and responsibilities and will be entitled to rely on any action taken or omitted by the agency with respect thereto in the same manner as if dealing with the party to the Contract. Either party may give notice to the other party of a subsequent delegation to another agency of specified powers and responsibilities.

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10.12	Other Payments

We may pay commissions in connection with this contract as disclosed to You in a separate disclosure document and/or as disclosed to You from time to time as part of the information We provide in connection with Your filing of Form 5500, if applicable.

From time to time, We may consent to pay money or to give other value to You or Your representatives. Money that We may consent to pay may include allowances or reimbursements paid to You, or to third parties for Your benefit, in connection with services rendered to You or costs incurred by You in connection with Your administration of the plan. Value that We may consent to give may include educational and reasonable entertainment events that assist You or Your representatives in the discharge of Your duties as plan sponsor. Separately, apart from plan activities, We may also, at Your request, contribute to Your employee appreciation, charitable, educational or entertainment events.

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APPENDIX A - SEPARATE INVESTMENT ACCOUNTS

Contributions paid to the Contractholder Variable Account may be invested in certain Subaccounts of the Prudential Discovery Premier Group Variable Contract Account (“the Premier Account”). The Premier Account is divided into several Subaccounts, [two] of which are currently available to You. Any income and realized or unrealized gains and losses in a Subaccount are credited to or charged against that Subaccount without regard to income, gains, or losses in other Subaccounts.

[The two Subaccounts invest in portfolios of the Fidelity Variable Insurance Products. These portfolios include the VIP Contrafund Portfolio and the VIP Mid Cap Portfolio.]

The investment strategy of each Subaccount is described in the Prospectus. The choice of Subaccounts may change. Any such change will be described in the Prospectus.

As of the Effective Date the administrative charge applicable to this Contract is 0.00%. The administrative charge for each Subaccount in the Premier Account will not exceed an effective annual rate of [0.75%]. This charge is deducted daily from the assets in each of the Subaccounts. This charge is for the issuing of the Contract, establishing and maintaining records, and providing reports to the Contractholder and the Participants. Prudential may impose a lower administrative charge for certain classes of contractholders that meet minimum size requirements (for example, assets exceeding $50 million or plans with 1,000 or more Participants). Any reductions in administrative charges will be available on a uniform basis to similarly-situated contractholders.

As of the Effective Date the mortality risk and expense charge applicable to this Contract is 0.00%. Mortality risk and expense charges are deducted daily at an effective annual rate of not more than [0.15%] of the assets held in the Subaccounts.

Participants selecting from any of the Subaccounts in the Premier Account must receive a Prospectus prior to investing.

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SCHEDULE A - ANNUITIES

Contractholder may, but is not required to, purchase an annuity under this Contract. Prudential will reduce the amount we apply to purchase an annuity by any amount necessary to pay applicable taxes and/or annuity purchase fees. We will provide any retirement annuity based on our existing business practices and rates then in effect for agreements in the same class of business as this Contract.

Prudential may require proof that the recipient of annuity payments is living as of each and every date on which any annuity payment becomes payable. We may withhold payments until we receive the requested proof.

If we discover that the annuitant’s age or any other fact pertaining to the purchase or determination of an annuity amount was misstated, or we discover a clerical error, we will make the following adjustments:

(a) We will correct the amount of annuity payable retroactively to the date we purchased the annuity;

(b) We will deduct any overpayments resulting from misstatements or errors from amounts payable following the correction of the annuity amount;

(c) We will pay any underpayments resulting from misstatements or errors in full with the next payment following the correction of the annuity amount.

We guarantee that we will purchase annuities on an actuarial basis that is at least equal to the following actuarial basis for a fixed annuity.

(a)	Form of Annuity: 100% Fixed Life Annuity

Actuarial Assumptions: [Mortality - 1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the annuitant’s year of birth; Interest - 2%; Loading – 8.25%].

We will review this guaranteed actuarial basis annually and may change it after we give ninety (90) days’ advance written notice to you. We may only change the guaranteed actuarial basis following the first sixty (60) months after the Effective Date. We may only change it once in any sixty (60) month period unless you and we agree in writing to make an exception, and the actuarial basis will not be less favorable to you than the actuarial basis we offer to any other Contractholder in the same class as this Contract.

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